SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2013

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Convocation Notice of the 12th Annual General Meeting of Shareholders

Table of Contents

Convocation Notice of the 12th Annual General Meeting of Shareholders

Meeting Agendas

AGENDA ITEM No. 1 APPROVAL OF FINANCIAL STATEMENTS	5
AGENDA ITEM No. 2 APPOINTMENT OF DIRECTORS (9 OUTSIDE DIRECTORS)	7
Agenda Item No. 2-1 Outside Director Candidate : Mr. Boo In Ko	8
Agenda Item No. 2-2 Outside Director Candidate : Mr. Taeeun Kwon	9
Agenda Item No. 2-3 Outside Director Candidate : Mr. Kee Young Kim	10
Agenda Item No. 2-4 Outside Director Candidate : Mr. Seok Won Kim	11
Agenda Item No. 2-5 Outside Director Candidate : Mr. Hoon Namkoong	12
Agenda Item No. 2-6 Outside Director Candidate : Mr. Ke Sop Yun	13
Agenda Item No. 2-7 Outside Director Candidate : Mr. Jung Il Lee	14
Agenda Item No. 2-8 Outside Director Candidate : Mr. Haruki Hirakawa	15
Agenda Item No. 2-9 Outside Director Candidate : Mr. Philippe Aguignier	16
AGENDA ITEM No. 3 APPOINTMENT OF AUDIT COMMITTEE MEMBERS (4 MEMBERS)	17
Agenda Item No. 3-1 Committee Member Candidate : Mr. Taeeun Kwon	18
Agenda Item No. 3-2 Committee Member Candidate : Mr. Seok Won Kim	19
Agenda Item No. 3-3 Committee Member Candidate : Mr. Ke Sop Yun	20
Agenda Item No. 3-4 Committee Member Candidate : Mr. Sang Kyung Lee	21
AGENDA ITEM No. 4 APPROVAL OF DIRECTOR REMUNERATION LIMIT	22

Additional Information
I. Number and Classification of Voting Shares
II. Method of Resolutions
III. Members of the Board of Directors after the 12th Annual General Meeting of Shareholders
IV. Committees of the Board of Directors after the 12th Annual General Meeting of Shareholders

Appendix A – Financial Statements for FY 2012

Shinhan Financial Group

120, 2-Ga, Taepyungro, Jung Gu,

Seoul 100-102, Korea

February 21, 2013

Convocation Notice of the 12th Annual General Meeting of Shareholders

To our Shareholders:

Notice is hereby given that the 12th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1. Date and Time: March 28, 2013 10 A.M. in Seoul time.

2. Place: Auditorium, 20th floor, Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

Agendas to be voted on:

1)	Approval of Financial Statements for fiscal year 2012

(January 1, 2012~ December 31, 2012)

2)	Appointment of Directors (9 Outside Directors)

2-1) Outside Director Candidate : Mr. Boo In Ko

2-2) Outside Director Candidate : Mr. Taeeun Kwon

2-3) Outside Director Candidate : Mr. Kee Young Kim

2-4) Outside Director Candidate : Mr. Seok Won Kim

2-5) Outside Director Candidate : Mr. Hoon Namkoong

2-6) Outside Director Candidate : Mr. Ke Sop Yun

2-7) Outside Director Candidate : Mr. Jung Il Lee

2-8) Outside Director Candidate : Mr. Haruki Hirakawa

2-9) Outside Director Candidate : Mr. Philippe Aguignier

3)	Appointment of Audit Committee Members (4 members)

3-1) Audit Committee Member Candidate: Mr. Taeeun Kwon

3-2) Audit Committee Member Candidate: Mr. Seok Won Kim

3-3) Audit Committee Member Candidate: Mr. Ke Sop Yun

3-4) Audit Committee Member Candidate: Mr. Sang Kyung Lee

4)	Approval of Director Remuneration Limit

Meeting Agendas

AGENDA ITEM NO. 1	APPROVAL OF FINANCIAL STATEMENTS (Separate Financial Statements & Consolidated Financial Statements for fiscal year 2012 (January 1, 2012 ~ December 31, 2012))

Pursuant to Article 449 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the Company’s separate financial statements and consolidated financial statements for fiscal year 2012.

Business Results for FY 2012 (stand-alone or separate basis)

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary business of 1) controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares, 2) investing in or providing financial support to subsidiaries and to raise capital necessary for financial support, and 3) supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and IT systems and etc.

As of December 31, 2012, Shinhan Financial Group consists of 13 direct subsidiaries that include Shinahn Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance and Shinhan BNP Paribas Asset Management, and 18 indirect subsidiaries.

During the fiscal year of 2012, Shinhan Financial Group received annual dividend for FY 2011 and interim dividend for FY 2012 from its subsidiaries that amounts KRW 800.2 billion in total. In addition, as the owner of ‘Shinhan’ brand trademark, Shinhan Financial Group received brand fees from users of our brand and recognized brand fee income of total KRW 114.3 billion in 2012.

Business Results of FY 2012 (consolidated basis)

For the fiscal year 2012, Shinhan Financial Group recorded KRW 2,322.7 billion of consolidated net income attributable to equity shareholders.

Group net income decreased by 25.1% from 2011, mainly due to retreat in NIM driven by base rate cut coupled with increase in credit costs owing to continued reduction of bad loans from corporate restructuring.

However, Shinhan Financial Group posted the largest net income among its peers in Korea for 5 consecutive years, exceeding well over 2 trillion since 2007 except 2009 during times of global financial crisis.

Shinhan Bank reported net income of KRW 1,656.8 billion, down by 21.8% from the previous year while Jeju Bank achieved net income of KRW 18.8 billion, up by 21.7% from 2011.

Non-bank subsidiaries realized a combined net income of KRW 1,026.3 billion, down by 19.9% year-over-year from 2011. Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance net profits fell by 14.4%, 37.2% and 11.6% year-over-year respectively from 2011.

The net income contribution from non-bank subsidiaries in 2012 marked 1,026.3billion, remaining flat at 38% from 2011, as non-banking subsidiaries continue to report stable earnings.

The dividend proposed by the Board of Directors for fiscal year 2012 is as follows;

1)	Dividend for Common Stocks: KRW 331,940 million

(KRW 700 per share, 14% of par value and 1.8% of market price of Common Stock)

2)	Dividend for Preferred Stocks: KRW 61,938 million

3)	Total Dividend Amount: KRW 393,878 million

-Please refer to Appendix A for the separate financial statements and Consolidated financial statements of Shinhan Financial Group.

AGENDA ITEM NO. 2 APPOINTMENT OF DIRECTORS (9 OUTSIDE DIRECTORS)

Pursuant to Article 382 of the Commercial Act and Article 36 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 12th Annual General Meeting of Shareholders 9 outside directors will seek the approval of appointment from shareholders.

The Board of Directors is currently composed of 12 directors, 1 executive director and 1 non-executive director and 10 outside directors. The terms of 9 outside directors (Messrs. Jaekun Yoo, Taeeun Kwon, Kee Young Kim, Seok Won Kim, Hoon Namkoong, Ke Sop Yun, Jung Il Lee, Haruki Hirakawa, Philippe Aguignier) terms will be completed in March 2013 on the date of the Annual General Meeting of Shareholders.

The Outside Director Recommendation Committee under the Board of Directors recommended 9 outside directors, of which 8 directors, Messrs. Taeeun Kwon, Kee Young Kim, Seok Won Kim, Hoon Namkoong, Ke Sop Yun, Jung Il Lee, Haruki Hirakawa, Philippe Aguignier, are to renew their terms. Mr. Boo In Ko has been newly nominated and recommended as an outside director.

The Outside Director Recommendation Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors.

On February 15, 2013, the Board of Directors endorsed the nominees selected by the Outside Director Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of the following candidate;

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 12th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

AGENDA ITEM NO.2-1 OUTSIDE DIRECTOR CANDIDATE	MR. BOO IN KO

1.	Date of Birth	December 25, 1941

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Ko is a successful Korean-Japanese entrepreneur and expected to share his various experience and knowhow as a businessman with the Company. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 14th AGM (2 year)

6.	Current Position	CEO, Sansei Co., Ltd

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	BA, Meiji University

9.	Main Work Experience

	2005 - current	CEO, Sansei Co., Ltd

	2009 - 2010	Outside Director, Shinhan Financial Group

	2005 - 2009	Outside Director, Jeju Bank

	2002	Director, JEJU International Convention Center

	1998	Advisor, The National Unification Advisory Council

	1998	Vice Chairman, Korea Chamber of Commerce and Industry in Tokyo

AGENDA ITEM NO.2-2 OUTSIDE DIRECTOR CANDIDATE	MR. TAEEUN KWON

1.	Date of Birth	January 29, 1941

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Kwon is an expert in accounting and served as a Professor at Nagoya University of Foreign Studies. He has contributed to the development of the Company with the academic background coupled with hands-on experience through management of business administration. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Former Professor, Nagoya University of Foreign Studies

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D. in Business Administration, Nanzan University

9.	Main Work Experience

	2010 - 2012	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	2004 - 2012	Professor, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

AGENDA ITEM NO.2-3 OUTSIDE DIRECTOR CANDIDATE	MR. KEE YOUNG KIM

1.	Date of Birth	October 7, 1937

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Kim is a current President at Kwangwoon University and formerly served as a Dean at Graduate School of Information, Yonsei University, and expected to share his various experiences based on his academic background. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	President, Kwangwoon University

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	88%

8.	Education	Ph.D in Business Administration, Washington University

9.	Main Work Experience

	2009 - current	President, Kwangwoon University

	2004 - 2009	Outside Director, GS Holdings Corp.

	2003	Outside Director, KTB Networks, currently KTB Investment & Securities Co., Ltd.

	2000	Dean, Graduate School of Information, Yonsei University

	1979 - 2003	Professor, School of Business, Yonsei University

AGENDA ITEM NO.2-4 OUTSIDE DIRECTOR CANDIDATE	MR. SEOK WON KIM

1.	Date of Birth	April 29, 1947

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Kim, with the experiences in government institutions such as ministry of finance and career as a Chairman of Korea Federation of Savings Banks as well as Chairman of Credit Information Companies Association, he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Former Chairman, Credit Information Companies Association.

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D. in Economics, Kyung Hee University

9.	Main Work Experience

	2009 - 2012	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005 - 2006	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

AGENDA ITEM NO.2-5 OUTSIDE DIRECTOR CANDIDATE	MR. HOON NAMKOONG

1.	Date of Birth	June 26, 1947

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Namkoong is an expert in finance with a career as a Member of Monetary Policy Committee at Bank of Korea and has made an effort for the stability of the board as a Chairman of Board of Directors during his tenure. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Outside Director, Samsung Electro-Magnetics Co., Ltd.

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	M.A. in public administration from University of Wisconsin at Madison

9.	Main Work Experience

	2009 - 2011	Outside Director, KORAMCO (Korea Real Asset Management Company)

	2005 - Current	Outside Director, Samsung Electro-Magnetics Co., Ltd

	2005 - 2008	Chairman, Korea Life Insurance Association

	2000 - 2004	Member, Monetary Policy Committee, Bank of Korea

	1999 - 2000	Chairman and President, Korea Deposit Insurance Corporation

AGENDA ITEM NO.2-6 OUTSIDE DIRECTOR CANDIDATE	MR. KE SOP YUN

1.	Date of Birth	May 20, 1945

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Yun is an expert in accounting, with a strong academic background as well as practical experience in various fields. He has been duly performing his role as an outside director during his tenure. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Emeritus Professor, Seoul National University

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D in Business Administration, Seoul National University

9.	Main Work Experience

	2001 - current	Chairman, Seoul Economist Club

	2010 - current	Emeritus Professor, Seoul National University

	1999 - 2001	Dean, College of Business Administration, Seoul National University

	1997 - 1998	Member, Financial Renovation Committee

AGENDA ITEM NO.2-7 OUTSIDE DIRECTOR CANDIDATE	MR. JUNG IL LEE

1.	Date of Birth	August 28, 1952

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Lee is a successful Korean-Japanese entrepreneur and has shared his various experience and knowhow as a businessman with the Company. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	CEO, Hirakawa Shoji Co., Ltd.

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	BA in Political Science & Economics, Meiji University

9.	Main Work Experience

	2006	Board member, Korean Residents’ Union in Japan

	1995	Vice Chairman, Korea Chamber of Commerce and Industry in Japan

	1985	CEO, Hirakawa Shoji Co., Ltd

AGENDA ITEM NO.2-8 OUTSIDE DIRECTOR CANDIDATE	MR. HARUKI HIRAKAWA

1.	Date of Birth	November 7, 1964

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Hirakawa is a successful Korean-Japanese entrepreneur and has been actively participating in the meetings of the Board of Directors and its committees. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	CEO, Hirakawa Shoji Co., Ltd

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	75%.

8.	Education	BA in Political Science & Economics, Kinki University

9.	Main Work Experience

	2008	CEO, Kokusai Kaihatsu Co., Ltd

	2006	CEO, Shinei Shoji Co., Ltd

	1994	CEO, Hirakawa Shoji Co., Ltd

AGENDA ITEM NO.2-9 OUTSIDE DIRECTOR CANDIDATE	MR. PHILIPPE AGUIGNIER

1.	Date of Birth	September 26, 1957

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Agugnier has been duly performing his role as an outside director during his tenure. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	Employee

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Head of Retail Banking for Asia, BNP Paribas

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	75%

8.	Education	Ph.D in Far Eastern Studies, Universite Paris III (Inalco)

9.	Main Work Experience

	2010 - current	Head of Retail Banking for Asia, BNP Paribas

	2006 - 2009	Vice-President, Bank of Nanjing Head of Retail Banking for China, BNP Paribas

	2002 - 2006	Head, BNP Paribas Group Investor Relations and Financial Information

Agenda Item No. 3     Appointment of Audit Committee Members (4 members)

Pursuant to Article 542.12 of the Commercial Act, Article 41 of the Financial Holding Companies Act and Article 39 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

Among the existing outside director candidates, Messrs. Taeeun Kwon, Seok Won Kim, Ke Sop Yun and Sang Kyung Lee were recommended as candidates of the Audit Committee Members for fiscal year 2013 through the resolution of the Audit Committee Member Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of each of the following nominee;

AGENDA ITEM NO.3-1 AUDIT COMMITTEE MEMBER CANDIDATE.	MR. TAEEUN KWON

1.	Date of Birth	January 29, 1941

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Former Professor, Nagoya University of Foreign Studies

7.	Education	Ph.D. in Business Administration, Nanzan University

8.	Main Work Experience

	2010 - 2012	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	2004 - 2012	Professor, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

AGENDA ITEM NO.3-2 AUDIT COMMITTEE MEMBER CANDIDATE.	MR. SEOK WON KIM

1.	Date of Birth	April 29, 1947

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Former Chairman, Credit Information Companies Association.

7.	Education	Ph.D. in Economics, Kyung Hee University

8.	Main Work Experience

	2009 - 2012	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005 - 2006	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

AGENDA ITEM NO.3-3 AUDIT COMMITTEE MEMBER CANDIDATE.	MR. KE SOP YUN

1.	Date of Birth	May 20, 1945

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Emeritus Professor, Seoul National University

7.	Education	Ph.D in Business Administration, Seoul National University

8.	Main Work Experience

	2001 - current	Chairman, Seoul Economist Club

	2010 - current	Emeritus Professor, Seoul National University

	1999 - 2001	Dean, College of Business Administration, Seoul National University

	1997 - 1998	Member, Financial Renovation Committee

AGENDA ITEM NO.3-4 AUDIT COMMITTEE MEMBER CANDIDATE.	MR. SANG KYUNG LEE

1.	Date of Birth	September 20, 1945

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.28, 2013 until the 13th AGM (1 year)

6.	Current Position	Representative Attorney, Law Firm WONJON

7.	Education	B.A. in Law, Chung-Ang University

8.	Main Work Experience

	2010 - current	Representative Attorney, Law Firm WONJON

	2009 - 2010	Lawyer, DW Partners Law Firm

	2005 - 2009	Lawyer, Law Firm LEEWOO

	2004 - 2005	Chief Judge, Constitutional Court of Korea

	2002 - 2004	President, Busan High Court

	2000 - 2002	President, Daegu District Court & Incheon District Court

	2000 - 2000	Senior Presiding Judge, Patent Court of Korea

	1992 - 2000	Senior Judge, Daegu High Court

	1981 - 1992	Judge, Seoul High Court

AGENDA ITEM NO.4     APPROVAL OF DIRECTOR REMUNERATION LIMIT

Pursuant to Article 388 of the Commercial Act and Article 47 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the aggregate remuneration levels for directors for fiscal year 2013.

KRW 6.0 billion is proposed as the maximum amount of aggregate remuneration that may be disbursed to the 12 directors, including 10 outside directors, of the Company for fiscal year 2013. For your reference the limitation for fiscal year 2012 for 12 directors, including 10 outside directors, was KRW 6.0 billion.

Additionally, 59,000 performance shares are proposed to be granted as the maximum aggregate amount of shares that may be disbursed from April 1, 2010 to December 31, 2013 to the directors of Shinhan Financial Group as long-term incentives over the term of their office. The approval and ratification of awards, performance measure and allocation for these performance shares will be delegated to the Board of Directors.

Additional Information

I.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2012. As of the record date, there were 474,199,587 shares outstanding, all of which are valid shares for voting.

II.	Method of Resolutions

Pursuant to the provisions of the Commercial Code, Agenda Item No. 1, 2, 3 and 4 shall be passed a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote.

III.	Members of the Board of Directors after the 12th Annual General Meeting of Shareholders

Before AGM	After AGM
		Initially Appointed on	Reappointed on	End of Tenure
Executive Directors	Executive Directors
Dong-Woo Han	Dong-Woo Han	March 23, 2011	—	FY 2013 AGM
Non-executive Directors	Non-executive Directors
Jin-Won Suh	Jin-Won Suh	March 23, 2011	March 29, 2012	FY 2014 AGM
Outside Directors*	Outside Directors*
	Boo In Ko	March 28, 2013		FY 2014 AGM
Taueun Kwon†	Taeeun Kwon	March 23, 2011	March 28, 2013	FY 2013 AGM
Kee Young Kim†	Kee Young Kim	March 23, 2011	March 28, 2013	FY 2013 AGM
Seok Won Kim†	Seok Won Kim	March 23, 2011	March 28, 2013	FY 2013 AGM
Hoon Namkoong**†	Hoon Namkoong	March 23, 2011	March 28, 2013	FY 2013 AGM
Ke Sop Yun†	Ke Sop Yun	March 17, 2009	March 28, 2013	FY 2013 AGM
Jung Il Lee†	Jung Il Lee	March 23, 2011	March 28, 2013	FY 2013 AGM
Haruki Hirakawa†	Haruki Hirakawa	March 23, 2011	March 28, 2013	FY 2013 AGM
Philippe Aguignier†	Philippe Aguignier	March 24, 2010	March 28, 2013	FY 2013 AGM
Sang Kyung Lee	Sang Kyung Lee	March 29, 2012		FY 2013 AGM
Jaekun Yoo

*	Outside Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.
**	Mr.Hoon Namkoong was the Chairman of the Board of Directors for Shinhan Financial Group.
***	The new Chairman of the Board of Directors will be elected on the following meeting of Board of Directors after the AGM.
†	indicates outside directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.	Committees of the Board of Directors after the 12th Annual General Meeting of Shareholders

There are currently seven management committees that serve under the board:

•	the Governance and CEO Recommendation Committee;

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee;

•	the Outside Director Recommendation Committee; and

•	the Audit Committee Member Recommendation Committee.

Each committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each committee as of February 21, 2013. Each committee members for FY 2013, except for the members of the Audit Committee, will be appointed by the new Board of Directors after the 12th Annual General Meeting of Shareholders;

Committee	Members	Objective	Attendance Record*	Number of Meetings Held*
Governance and CEO Recommendation Committee†	Chair Kee Young Kim (o) Members Taeeun Kwon (o) Hoon Namkoong (o) Jaekun Yoo (o) Philippe Aguignier (o) Dong-Woo Han	The committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure.	100%	2

The committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates.

			100% 100% 0% 100% 100%

The Chair of this committee will be elected among the outside director members.

The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

Board Steering Committee†	Chair Dong-Woo Han Members Hoon Namkoong (o) Jung Il Lee (o) Ke Sop Yun (o)	The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.	100% 100% 67% 100%	6

Risk Management Committee†	Chair Kee Young Kim (o) Members Hoon Namkoong (o) Philippe Aguignier (o)	The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.	75% 100% 100%	4

Compensation Committee†	Chair Seok Won Kim (o) Members Kee Young Kim (o) Sang Kyung Lee (o) Haruki Hirakawa (o)	This committee is responsible for reviewing and approving the management’s evaluation and compensation programs.	100% 75% 100% 75%	4

Audit Committee†	Chair Ke Sop Yun (o) Members Taeeun Kwon (o) Seok Won Kim (o) Sang Kyung Lee (o)	The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.	100% 100% 100% 100%	7

Outside Director Recommendation Committee†	Chair Sang Kyung Lee (o) Members Kee Young Kim (o) Taeeun Kwon (o) Jung Il Lee (o) Dong-Woo Han	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.	100% 100% 100% 100% 100%	3

Audit Committee Member Recommendation Committee†	Chair Kee Young Kim (o) Member All outside Directors	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our audit committee member positions and related matters. The committee should consist of all of the outside directors of the Group.	100% 100% (1)	1

†	indicates committees with a majority of outside directors as committee members
*	The “number of meetings held” and the “attendance record” for the Board Steering Committee, Risk Management Committee, Compensation Committee and the Audit Committee have been counted for the period from the appointment of the members to the committee until the end of FY 2012, that is December 31, 2012, based on the Financial Supervisory Service disclosure guideline for proxy materials. However, for the outside director Recommendation Committee and the Audit Committee Member Recommendation Committee, those records were counted for the meetings held to recommend and nominate candidates that constitute the next Outside Directors among the Board of Directors and the Audit Committee Members for FY 2013, which both were held during February 2013.
(1)	The Audit Committee Member Recommendation Committee is held once every year to nominate the members for the next fiscal year Audit Committee. Of the total 10 outside directors, 9 outside directors have participated the Audit Committee Member Recommendation Committee held on February 21, 2013. Mr. Jaekun Yoo was not able to participate.
(o)	indicates outside directors

For detailed information of notes to financial statements, please refer to audit report through 6-K disclosure scheduled on 20th of March, 2013.

Actual date of disclosure that is scheduled on 20th of March, 2013 may be subject to change.

Appendix A. Financial Statements for FY 2012

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)		December 31, 2012	December 31, 2011
Assets
Cash and due from banks	~~W~~	212,783	2,220,171
Trading assets		118,548	1,856,712
Loans		1,359,605	1,104,678
Property and equipment		1,264	1,363
Intangible assets		7,112	7,974
Investments in subsidiaries		25,216,096	25,050,002
Deferred tax assets		1,814	302
Other assets		295,702	603,048

Total assets	~~W~~	27,212,924	30,844,250

Liabilities
Borrowings		10,000	5,000
Debt securities issued		7,196,951	7,034,393
Liability for defined benefit obligations		2,602	2,061
Other liabilities		336,450	4,371,989

Total liabilities		7,546,003	11,413,443

Equity
Capital stock		2,645,053	2,645,053
Other equity instrument		537,443	238,582
Capital surplus		9,494,842	9,494,842
Retained earnings		6,989,583	7,052,330

Total equity		19,666,921	19,430,807

Total liabilities and equity	~~W~~	27,212,924	30,844,250

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

In millions of won, except earnings per share data)		2012	2011
Interest income	~~W~~	67,797	110,656
Interest expense		(341,678)	(372,084)

Net interest income		(273,881)	(261,428)

Fees and commission income		114,287	121,213
Fees and commission expense		(231)	(329)

Net fees and commission income		114,056	120,884

Dividend income		800,223	1,837,479
Net trading income		10,071	54,764
Net foreign currency transaction loss		—	(21,594)
Provision for credit loss		342	(103)
General and administrative expense		(63,187)	(72,033)
Net other operating income		—	21,594

Operating Income		587,624	1,679,563
Non-operating Income		1,313	423

Income before income taxes		588,937	1,679,986
Income tax expense (benefit)		(1,512)	7,078

Net income for the year		590,449	1,672,908
Other comprehensive income for the year
Cash flow hedges		—	2,246
Income tax effect		—	(544)

		—	1,702

Total comprehensive income for the year	~~W~~	590,449	1,674,610

Basic earnings (loss) per share in won	~~W~~	1,033	2,945

Diluted earnings (loss) per share in won	~~W~~	1,033	2,913

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Appropriation of Retained Earnings

Date of Appropriation for 2012 : March 28, 2013

Date of Appropriation for 2011 : March 29, 2012

(In millions of won)		2012	2011
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,846,219	7,744,070
Repayment of preferred stock		—	(3,752,679)
Interest on hybrid bond		(23,688)	(2,594)
Net income		590,449	1,672,908

		5,412,980	5,661,705
Reversal of regulatory reserve for loan loss		9,901	—

		5,422,881	5,661,705

Appropriation of retained earnings:
Legal reserve		59,045	167,291
Regulatory reserve for loan loss		—	18,687
Dividends		393,878	629,508
Dividends on common stocks paid		331,940	355,650
Dividends on preferred stocks paid		61,938	273,858

		452,923	815,486

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,969,958	4,846,219

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2011	~~W~~	2,589,553	—	8,444,178	(1,702)	9,720,931	20,752,960
Net income for the year		—	—	—	—	1,672,908	1,672,908
Other comprehensive income, net of income tax
Cash flow hedges		—	—	—	1,702	—	1,702

Total comprehensive income for the year		—	—	—	1,702	1,672,908	1,674,610
Transactions with owners
Dividends		—	—	—	—	(586,236)	(586,236)
Dividend to hybrid bond		—	—	—	—	(2,594)	(2,594)
Issuance of preferred stock		55,500	—	1,050,664	—	—	1,106,164
Issuance of hybrid bond		—	238,582	—	—	—	238,582
Redemption of preferred stock		—	—	—	—	(3,752,679)	(3,752,679)

		55,500	238,582	1,050,664	—	(4,341,509)	(2,996,763)

Balance at December 31, 2012	~~W~~	2,645,053	238,582	9,494,842	—	7,052,330	19,430,807

		Capital stock	Other equity instruments	Capital surplus	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2012	~~W~~	2,645,053	238,582	9,494,842	—	7,052,330	19,430,807
Net income for the year		—	—	—	—	590,449	590,449

Total comprehensive income for the year		—	—	—	—	590,449	590,449
Transactions with owners
Dividends		—	—	—	—	(629,508)	(629,508)
Dividend to hybrid bond		—	—	—	—	(23,688)	(23,688)
Issuance of hybrid bond		—	298,861	—	—	—	298,861
		—	298,861	—	—	(653,196)	(354,335)

Balance at December 31, 2012	~~W~~	2,645,053	537,443	9,494,842	—	6,989,583	19,666,921

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)		2012	2011
Cash flows from operating activities
Income before income taxes	~~W~~	588,937	1,679,986
Adjustments for:
Interest income		(67,797)	(110,656)
Interest expense		341,678	372,084
Dividend income		(800,223)	(1,837,479)
Net trading income		(398)	(4,182)
Net foreign currency transaction loss		—	21,594
Provision for credit losses		(342)	103
Salaries expense (benefit)		2,953	(5,913)
Depreciation and amortization		1,327	1,251
Net other operating expenses (income)		—	(21,594)
Net other non-operating expenses (income)		263	391

		(522,539)	(1,584,401)

Changes in assets and liabilities:
Due from banks		2	—
Trading assets		1,738,562	(1,601,117)
Other assets		468	2,125
Liability for defined benefit obligations		(2,442)	(1,806)
Other liabilities		642	(6,030)

		1,737,232	(1,606,828)

Income taxes paid		—	(2,324)
Interest received		79,755	97,395
Interest paid		(326,135)	(359,679)
Dividend received		800,223	1,837,479

Net cash provided by operating activities		2,357,473	61,628

Cash flows from investing activities
Issuance of loans		(460,000)	(655,000)
Collection of loans		205,000	1,005,000
Acquisition of property and equipment		(548)	(330)
Proceeds from dispositions of property and equipment		—	21
Acquisition of intangible assets		(79)	(1,380)
Acquisition of subsidiaries		(166,094)	(4,000)
Increase in other assets		11,954	(13,000)

Net cash provided by (used in) investing activities		(409,767)	331,311

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2012 and 2011

(In millions of won)		2012	2011
Cash flow from financing activities
Issuance of preferred stock		—	1,110,000
Issuance of hybrid bond		298,861	238,582
Repayments of preferred stock		(3,765,124)	—
Proceeds from borrowings		60,000	—
Repayments of borrowings		(55,000)	—
Issuance of debt securities issued		1,300,000	2,540,000
Repayments of debt securities issued		(1,140,000)	(2,105,126)
Stock issuance cost paid		—	(3,836)
Debentures issuance cost paid		(3,490)	(9,271)
Dividends paid		(650,697)	(585,557)
Cash inflows from cash flow hedge		—	32,966

Net cash provided by (used in) financing activities		(3,955,450)	1,217,758

Increase(decrease) in cash and cash equivalents		(2,007,744)	1,610,697
Cash and cash equivalents at beginning of year		2,220,562	609,865

Cash and cash equivalents at end of year	~~W~~	212,818	2,220,562

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•	Derivative financial instruments are measured at fair value

•	Financial instruments at fair value through profit or loss are measured at fair value

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value

•

Liabilities for defined benefit plans are recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2012 and 2011

2.	Basis of preparation (continued)

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial position

As of December 31, 2012 and 2011

(In millions of won)		December 31, 2012	December 31, 2011
Assets
Cash and due from banks	~~W~~	13,394,331	14,730,932
Trading assets		14,018,894	11,954,266
Financial assets designated at fair value through profit or loss		2,585,111	1,800,846
Derivative assets		2,164,852	2,319,585
Loans		199,655,732	192,572,571
Available-for-sale financial assets		36,328,429	34,105,747
Held-to-maturity financial assets		11,659,215	11,894,664
Property and equipment		3,046,686	2,993,860
Intangible assets		4,190,776	4,203,460
Investments in associates		298,518	248,848
Current tax assets		14,128	9,022
Deferred tax assets		95,970	29,202
Investment properties		246,970	275,123
Other assets		13,094,465	10,887,878
Assets held for sale		54,412	15,792

Total assets	~~W~~	300,848,489	288,041,796

Liabilities
Deposits	~~W~~	170,096,454	163,015,732
Trading liabilities		1,370,723	704,418
Financial liabilities designated at fair value through profit or loss		4,822,197	3,298,409
Derivative liabilities		1,904,044	1,972,197
Borrowings		18,891,378	20,033,246
Debt securities issued		38,840,175	39,736,958
Liability for defined benefit obligations		214,068	274,661
Provisions		746,846	869,592
Current tax liabilities		252,283	568,074
Deferred tax liabilities		19,890	282
Liabilities under insurance contracts		13,418,559	10,867,254
Other liabilities		21,492,049	19,842,168

Total liabilities		272,068,666	261,182,991

Equity
Capital stock		2,645,053	2,645,053
Other equity instrument		537,443	238,582
Capital surplus		9,887,199	9,886,849
Capital adjustments		(393,097)	(392,654)
Accumulated other comprehensive income		1,134,820	1,188,948
Retained earnings		12,499,259	10,829,723

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.		26,310,677	24,396,501
Non-controlling interests		2,469,146	2,462,304

Total equity		28,779,823	26,858,805

Total liabilities and equity	~~W~~	300,848,489	288,041,796

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(In millions of won)		2012	2011
Interest income	~~W~~	13,857,112	13,780,714
Interest expense		(6,882,901)	(6,700,743)

Net interest income		6,974,211	7,079,971

Fees and commission income		3,513,839	3,557,132
Fees and commission expense		(1,941,748)	(1,797,961)

Net fees and commission income		1,572,091	1,759,171

Net insurance loss		(209,303)	(119,201)
Dividend income		175,783	208,860
Net trading income (loss)		595,866	(131,848)
Net foreign currency transaction gain		280,028	13,874
Net gain (loss) on financial instruments designated at fair value through profit or loss		(532,070)	171,911
Net gain on sale of available-for-sale financial assets		536,581	846,345
Impairment loss on financial assets		(1,415,794)	(982,958)
General and administrative expenses		(4,059,560)	(4,135,357)
Net other operating expenses		(723,881)	(538,382)

Operating income		3,193,952	4,172,386

Equity in income of associates		27,538	57,790
Other non-operating income		11,522	(37,614)

Income before income taxes		3,233,012	4,192,562
Income tax expense		(738,944)	(919,929)

Net income for the year		2,494,068	3,272,633

Other comprehensive income (loss) for the year, net of income tax
Foreign currency translation adjustments for foreign operations		(85,343)	16,120
Valuation gain (loss) on available-for-sale financial assets		11,260	(460,437)
Equity in other comprehensive income of associates		4,097	2,717
Net gain on cash flow hedges		15,655	1,429
Other comprehensive income (loss) of separate account		570	(579)

		(53,761)	(440,750)

Total comprehensive income for the year	~~W~~	2,440,307	2,831,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2012 and 2011

(In millions of won, except earning per share)		2012	2011
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	~~W~~	2,322,732	3,100,011
Non-controlling interest		171,336	172,622

	~~W~~	2,494,068	3,272,633

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	~~W~~	2,268,604	2,659,464
Non-controlling interest		171,703	172,419

	~~W~~	2,440,307	2,831,883

Earnings per share:
Basic earnings per share in won	~~W~~	5,047	5,954

Diluted earnings per share in won	~~W~~	5,047	5,832

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2011

(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Non- controlling interest	Total
Balance at January 1, 2011	~~W~~	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225
Net income for the year		—	—	—	—	—	3,100,011	172,622	3,272,633
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	16,086	—	34	16,120
Valuation gain on available-for-sale financial assets		—	—	—	—	(460,200)	—	(237)	(460,437)
Equity in other comprehensive income of associates		—	—	—	—	2,717	—	—	2,717
Net gain on cash flow hedges		—	—	—	—	1,429	—	—	1,429
Other comprehensive income of separate account		—	—	—	—	(579)	—	—	(579)

		—	—	—	—	(440,547)	—	(203)	(440,750)

Total comprehensive income for the year		—	—	—	—	(440,547)	3,100,011	172,419	2,831,883

Transactions with owners, etc
Dividends		—	—	—	—	—	(586,236)	—	(586,236)
Dividend to hybrid bond		—	—	—	—	—	(2,594)	—	(2,594)
Issuance of preferred stock		55,500	—	1,050,664	—	—	—	—	1,106,164
Issuance of hybrid bond		—	238,582	—	—	—	—	—	238,582
Redemption of preferred stock		—	—	—	—	—	(3,752,679)	—	(3,752,679)
Change in other capital surplus		—	—	1,214	—	—	—	—	1,214
Change in other capital adjustments		—	—	—	(1,801)	—	—	—	(1,801)
Change in other non-controlling interests		—	—	—	—	—	—	(170,953)	(170,953)

		55,500	238,582	1,051,878	(1,801)	—	(4,341,509)	(170,953)	(3,168,303)

Balance at December 31, 2011	~~W~~	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	2,462,304	26,858,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (continued)

For the year ended December 31, 2012

(In millions of won)		Capital stock	Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Non- controlling interest	Total
Balance at January 1, 2012	~~W~~	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	2,462,304	26,858,805
Net income for the year							2,322,732	171,336	2,494,068
Other comprehensive loss, net of income tax
Foreign currency translation adjustment		—	—	—	—	(85,121)	—	(222)	(85,343)
Valuation loss on available-for-sale financial assets		—	—	—	—	10,671	—	589	11,260
Equity in other comprehensive income of associates		—	—	—	—	4,097	—	—	4,097
Net gain on cash flow hedges		—	—	—	—	15,655	—	—	15,655
Other comprehensive loss of separate account		—	—	—	—	570	—	—	570

		—	—	—	—	(54,128)	—	367	(53,761)

Total comprehensive income for the year		—	—	—	—	(54,128)	2,322,732	171,703	2,440,307

Transactions with owners, etc.
Dividends		—	—	—	—	—	(629,508)	—	(629,508)
Dividend to hybrid bond		—	—	—	—	—	(23,688)	—	(23,688)
Issuance of hybrid bond		—	298,861	—	—	—	—	—	298,861
Change in other capital surplus		—	—	350	—	—	—	—	350
Change in other capital adjustments		—	—	—	(443)	—	—	—	(443)
Change in other non-controlling interests		—	—	—	—	—	—	(164,861)	(164,861)

		—	298,861	350	(443)	—	(653,196)	(164,861)	(519,289)

Balance at December 31, 2012	~~W~~	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	2,469,146	28,779,823

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

		2012	2011
Cash flows from operating activities
Income before income taxes	~~W~~	3,233,012	4,192,562
Adjustments for:
Net interest income		(6,974,211)	(7,079,971)
Dividend income		(175,783)	(208,860)
Net fees and commission expense		39,142	182,169
Insurance expense		3,043,780	2,297,723
Net trading loss (income)		(401,260)	17,876
Net foreign currency transaction loss (gain)		(86,820)	11,293
Net loss (gain) on financial assets designated at fair value through profit or loss		353,830	(167,961)
Gain on disposal of available-for-sale financial assets		(536,581)	(846,345)
Provision for allowance		1,315,159	896,006
Impairment loss on other financial assets		100,635	91,303
Salaries expense		146,266	217,739
Depreciation and amortization		298,836	287,734
Other operating income		(519,617)	(586,604)
Equity in income of associates		(25,635)	(57,790)

		(3,422,259)	(4,945,688)

Changes in assets and liabilities:
Due from banks		1,848,425	(3,540,709)
Trading assets		(1,358,678)	(2,723,770)
Financial instruments designated at fair value through profit or loss		467,291	1,821,807
Derivative assets		303,947	195,134
Loans		(8,963,549)	(11,397,231)
Other assets		(3,253,358)	(1,036,742)
Deposits		8,473,410	12,941,911
Liability for defined benefit obligations		(210,389)	(115,687)
Provision		153,118	(19,564)
Liabilities under insurance contracts		—	—
Other liabilities		6,140,593	(298,829)

		3,600,810	(4,173,680)

Income taxes paid		(1,075,460)	(651,914)
Interest received		13,428,249	13,273,499
Interest paid		(6,855,041)	(6,492,566)
Dividends received		176,128	208,860

Net cash provided by operating activities	~~W~~	9,085,439	1,411,073

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2012 and 2011

(In millions of won)		2012	2011
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss	~~W~~	52,909	98,472
Acquisition of disposition of financial assets designated at fair value through profit or loss		(134,507)	—
Proceeds from disposition of available-for-sale financial assets		40,687,182	43,335,156
Acquisition of available-for-sale financial assets		(42,526,208)	(47,704,240)
Proceeds from disposition of held-to-maturity financial assets		2,684,122	4,499,462
Acquisition of held-to-maturity financial assets		(2,489,373)	(3,828,684)
Proceeds from disposition of property and equipment		21,668	69,347
Acquisition of property and equipment		(296,282)	(302,111)
Proceeds from disposition of intangible assets		7,296	12,676
Acquisition of intangible assets		(123,736)	(168,132)
Proceeds from disposition of investments in associates		15,543	71,827
Acquisition of investments in associates		(43,353)	(27,661)
Proceeds from disposition of investment property		2,880	23,037
Acquisition of investment property		(38)	(17)
Proceeds from disposition of assets held for sale		6,489	2,047
Decrease in other assets		1,145,505	7,122,334
Increase in other assets		(1,312,098)	(7,213,256)
Acquisition of subsidiaries		90,010	(103,859)

Net cash used in investing activities		(2,211,991)	(4,113,602)

Cash flows from financing activities
Issuance of preferred stock		(4,409)	1,107,278
Issuance of hybrid bond		298,861	238,682
Proceeds from borrowings		573,185,672	21,300,793
Repayments of borrowings		(574,028,621)	(19,397,747)
Proceeds from debt securities issued		11,696,281	13,056,571
Repayments of debt securities issued		(12,506,217)	(13,760,022)
Increase in other liabilities		187,534	47,483
Decrease in other liabilities		(166,538)	(69,995)
Repayments of preferred stock		(3,765,124)	—
Dividends paid		(650,697)	(585,557)
Cash inflows from cash flow hedges		36,752	75,887
Decrease in non-controlling interest		(164,874)	(173,559)

Net cash provided by (used in) financing activities		(5,881,380)	1,839,814

Effect of exchange rate fluctuations on cash and cash equivalents held		4,316	(1,088)

Increase (decrease) in cash and cash equivalents		996,384	(863,803)
Cash and cash equivalent at beginning of year		3,969,342	4,833,145

Cash and cash equivalent at end of year	~~W~~	4,965,726	3,969,342

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2012, 2011 and January 1, 2011 are as follows:

Investor	Investee (*)	Location	Reporting date	Ownership (%)
				2012	2011	2010
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0	100.0
”	Shinhan Investment Corp.	”	March 31	100.0	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	December 31	100.0	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0	100.0
”	Shinhan Private Equity Investment management	”	March 31	100.0	100.0	100.0
	Shinhan BNP Paribas AMC		”	65.0	65.0	65.0
”	SHC Management Co., Ltd.	”	December 31	100.0	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0	100.0
”	Shinhan Savings Bank	”	June 30	100.0	100.0	—
”	Shinhan Aitas Co., Ltd.(*2)	”	December 31	99.8	—	—
Shinhan Bank	Shinhan Asia Limited	Hong Kong	December 31	99.9	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0	80.1
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0	100.0
”	Shinhan Aitas Co., Ltd.(*2)	Korea	”	—	99.8	99.8
”	SBJ Bank	Japan	March 31	100.0	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	December 31	100.0	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(In millions of won)

1.	Reporting entity (continued)

Investor	Investee	Location	Reporting date	Ownership (%)
				2012	2011	2010
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.	UK	March 31	—	100.0	100.0
”	Shinhan Investment Corp. America Inc.	USA	December 31	100.0	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0	100.0
Shinhan Private Equity Investment management	Symphony Energy Co., Ltd.	Korea	”	77.6	77.6	77.6
”	HKC&T Co., Ltd.	”	”	100.0	100.0	100.0
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	”	100.0	100.0	—

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	The Group was paid ~~W~~ 50,014 million, in order to acquire the shares that was issued Shihan Aitas’s 469,358(99.79%) from The Shinhan bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(In millions of won)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(c)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By	/s/ Jung Kee Min

Name:	Jung Kee Min
Title:	Chief Financial Officer

Date: February 21, 2013